June 29, 2007

Mr. Richard D. Nanula
Executive Vice President and
Chief Financial Officer
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799

Re: Amgen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 000-12477

Dear Mr. Nanula:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations, page 64

Write off of acquired in-process research and development, page 70

1.   Please tell us, and provide us, in disclosure-type format the following information relating to the in-process research and development acquired:

   a. Disclose the specific nature and fair value of each significant in-process research and development project acquired.

      b. Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

      c. Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

      d. Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

      e. Disclose the significant appraisal assumptions, such as:

          i. the period in which material net cash inflows from significant projects are expected to commence;

          ii. material anticipated changes from historical pricing, margins and expense levels; and

          iii. the risk adjusted discount rate applied to the project's cash flows.

      f. In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Notes to Consolidated Financial Statements, page F-6

7. Acquisitions, page F-25

Avidia, Inc., page F-25

2.   Your disclosure states that you may be required to pay "additional amounts upon the achievement of certain future events". Please provide us, in disclosure-type format, a discussion of the amounts payable, the events that will trigger these payments, and the timing associated with these payments.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant